Exhibit 99.1

1999 AVENUE OF THE STARS • SUITE 1150 • LOS ANGELES, CA 90067 • (310) 984-7600

Browning West Requisitions Special Meeting of Gildan Activewear Shareholders to Reconstitute a Majority of the Board of Directors

Announces Expansion of Slate to Eight Highly Qualified Director Candidates With Strong Track

Records of Value Creation, Expertise in Successful Succession Planning, and Relevant

Industry and Governance Experience

Informs Shareholders That Browning West Has Requested the Special Meeting Be Held Without Delay

Urges Gildan’s Board to Respect the Will of Shareholders and Not Employ Tactics

to Unreasonably Delay Special Meeting

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”) is a significant, long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”), beneficially owning approximately 5.0% of the Company’s outstanding shares.

Today, Browning West issued a letter to shareholders announcing that it has requisitioned a Special Meeting of Shareholders (the “Special Meeting”) for the purpose of providing shareholders an opportunity to reconstitute Gildan’s Board of Directors (the “Board”). In the letter, Browning West disclosed that it has expanded its slate of director candidates to eight members and is now seeking to remove a majority of the sitting directors. The Special Meeting is proposed to be convened without delay and will allow shareholders to install the following highly qualified individuals: Michael Kneeland, Glenn Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey, and J.P. Towner. Browning West believes that significant change is urgently needed at Gildan to protect long-term shareholder value.

The full text of today’s letter is below.

***

January 9, 2024

Fellow Shareholders,

Browning West is a significant and long-term shareholder of Gildan, owning approximately 5.0% of the Company’s outstanding shares. We are pleased to announce that we have delivered a request to the Company to requisition a Special Meeting to be held without delay, which will provide shareholders an opportunity to reconstitute Gildan’s Board. It is critical that the Board hold the Special Meeting expeditiously, because with each passing day the current state of uncertainty is risking permanent damage to Gildan stakeholders. As a reminder, since Mr. Chamandy’s termination, Gildan’s stock has underperformed the most relevant index by 20%, implying that each of the Company’s Board members is already responsible for more than $1.2 billion USD of value destruction.1

Browning West has expanded its slate and is now seeking majority change in Gildan’s boardroom because new information has come to light in recent days indicating that the Board is deeply entrenched and is entirely unresponsive to shareholder demands.

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We would like to explain the reasons why we have expanded our slate from five to eight director candidates, which would represent a majority of the Board. Browning West and eight other independent shareholders, representing approximately 35% of Gildan’s outstanding shares, have expressed substantial concern over the Board’s actions and called for the immediate reversal of the Board’s significant missteps. Despite the unprecedented magnitude of shareholder demands, recent communications with the Board’s representatives and the Board’s own public statement have made it clear that the Board is far more entrenched than we had previously imagined. The urgent need for even more substantial change became apparent once we learned that the Board unanimously: (i) will not consider the reinstatement of Glenn Chamandy as CEO, (ii) is committed to appointing Vincent Tyra to the CEO role, and (iii) is not willing to reconstitute the Board in a credible manner.

Furthermore, we learned that the Board intends to (i) employ extreme delay tactics by postponing its next Annual Meeting of Shareholders and any Special Meeting requisitioned to as late as Fall 2024 and (ii) deploy baseless litigation tactics against its own shareholders. These disappointing tactics are designed to divert focus from substantive issues while imposing significant costs and hurdles on concerned shareholders so they abandon their campaigns to protect shareholder value. We are not deterred by such tactics and will continue to exert our rights and hold the Board accountable for its failures. Finally, we are concerned that the Board may bring forward Mr. Tyra’s start date. Such a move would highlight the Board’s reckless disregard for shareholders who have clearly rejected Mr. Tyra and his weak credentials.

Additionally, it is troubling that the Board deliberately attempts to diminish Gildan’s strong historical results and growth prospects:

•	On December 20th the Board released a letter stating: “Over the last four years, however, Mr. Chamandy has struggled to find additional avenues of long-term organic growth.” However, the Board neglects to mention that over the past four years Gildan has grown earnings per share by 54% cumulatively, driven primarily by market share gains despite a challenging economic environment.[2]

•	On January 8th the Board released another letter stating: “…Mr. Chamandy struggled to scale an increasingly complex organization…resulting in an eight-year annual revenue growth rate of less than one percent…” However, the Board appears to not understand its own historical financial statements because in fact over the past eight years Gildan has grown revenue by 3% annually and grown earnings per share by 75% cumulatively.[3]

•	We are particularly disturbed that the Board appears to be contradicting its own prior public disclosures with respect to Mr. Chamandy’s performance. For example, in his signed Chairman Statement in the Company’s 2022 Annual Report dated February 23, 2023, Donald Berg writes: (i) “we are pleased with our strong performance and strategic advancements during 2022,” (ii)“Specifically, while the changing environment over the past few years has made the apparel industry challenging, our manufacturing capacity initiatives and vertical integration give us the confidence that our capital investments are placing us in a position of strength to capitalize on future growth opportunities,” and (iii) “As we enter the second year of the GSG strategy, we are on a solid footing to build on this past year’s accomplishments. The combination of our focused strategy, competitive strengths, and dedicated team positions us well to deliver long-term value to our shareholders.” Mr. Berg’s praise of Mr. Chamandy’s leadership was not isolated to the 2022 Annual Report; in his signed 2021 Chairman Statement Mr. Berg wrote, “heading into the next stage of our growth, we’re in a stronger position than we’ve ever been” and in his signed 2020 Chairman Statement he wrote, “the Board has confidence that the initiatives and decisions taken by the Company will continue strengthening Gildan’s competitive position and drive future growth.” We remind shareholders that the Board and Mr. Berg have a legal obligation and a duty to provide accurate statements in their public disclosure documents. Did the Board and Mr. Berg deliberately mislead shareholders over the prior three years, or are they deliberately misleading shareholders now?

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The Board’s continued attempts to deliberately disparage the Company’s historical performance and growth prospects are obviously harmful to shareholders and are disrespectful not only to Mr. Chamandy but also to employees, who have worked hard to put the Company in a strong position. Browning West believes that under Mr. Chamandy’s leadership Gildan is well positioned for strong earnings growth over the coming years for the following reasons: (i) the Company has demonstrated substantial market share gains in recent quarterly results and is positioned for additional share gains, (ii) Gildan’s end markets may currently be at a cyclical low point and may rebound in coming periods, and (iii) we believe that the business is poised to deliver the highest margins in its history as certain cost headwinds abate. These factors suggest that it is unlikely that the business would have little growth going forward, and we are surprised that the Board does not appear to understand the key drivers of its own business. We can only presume that the Board is denigrating the Company’s historical results, future prospects, and management team in order to justify its own mishandled succession process.

Based on the latest disappointing information, the Board has forced our hand, and we no longer believe that a minority slate is sufficient to prevent the further destruction of shareholder value and achieve our key objectives of: (i) appointing Mr. Kneeland as independent, non-executive Chair, (ii) terminating Mr. Tyra’s employment, (iii) appointing Mr. Chamandy as CEO, and (iv) reassessing committee composition and committee chair roles.

To achieve these objectives, we will be seeking shareholder support at the upcoming Special Meeting to:

1.	Remove eight of the incumbent directors – Donald Berg, Maryse Bertrand, Marc Caira, Shirley Cunningham, Charles Herington, Luc Jobin, Craig Leavitt, and Chris Shackelton – from Gildan’s Board; and

2.	Appoint eight highly qualified director candidates – Michael Kneeland, Glenn Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey, and J.P. Towner – to the Board.

We believe installing Browning West’s majority slate at the Special Meeting will help protect Gildan and long-term shareholder value

Our director nominees possess strong track records of value creation, expertise in successful succession planning, relevant industry and governance experience, as well as proven management and board service pedigrees in Canada and the U.S. Our slate looks forward to eventually sharing its credible, value-enhancing strategy for improving governance and delivering sustainable growth. We greatly appreciate the substantial support received thus far from investors who have publicly and privately supported our slate of highly qualified director candidates.

Our eight highly qualified director candidates are:

•	Michael Kneeland (U.S. Citizen), Non-Executive Chair and Former Chief Executive Officer of United Rentals, Inc. (NYSE: URI), is a renowned leader with an exceptional record of value creation in a large and operationally complex business, experience overseeing a robust executive development program and successful CEO succession processes, and experience working with founders of highly successful businesses. In our experience, the most effective board Chairs are those individuals who have been successful CEOs in their own executive careers. Former CEOs are able to more effectively mentor current CEOs and their successors, as opposed to those executives whose careers ended in a functional or divisional role. His experience is highly relevant given the recently mishandled CEO succession, which was overseen by the current Board.

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o	Exceptional Record of Value Creation in a Large and Operationally Complex Business: Mr. Kneeland currently serves as the Non-Executive Chair of United Rentals, Inc. (“United Rentals”), a nearly $50 billion USD enterprise value equipment rental business with over $14 billion USD of revenue and nearly $7 billion USD of EBITDA.[4] Mr. Kneeland became Chair in May 2019, following his retirement as CEO. United Rentals stock has returned 16x or 18% annualized over the past 16 years, generating nearly $35 billion USD in value spanning Mr. Kneeland’s CEO and Chair tenure at United Rentals from 2007 to today.[5] Under Mr. Kneeland’s leadership as CEO, United Rentals also invested over $10 billion USD in net capital expenditures and nearly $8 billion USD in acquisitions which drove significant value creation.[6] United Rentals’ revenue, EBITDA, and free cash flow per share grew 2.5x, 3.8x, and 9.5x, respectively, during his CEO tenure.[7] During his tenure as CEO and Chair, United Rentals’ operating margins improved over 1,000 basis points to over 28%, which is well above the 18 to 20% operating margins shareholders expect from Gildan.[8] Mr. Kneeland’s leadership achievements are profiled in the book “Lessons from the Titans,” which highlights his team’s operational excellence, kaizen mentality, and investment discipline. These skills are directly relevant to Gildan’s operations.

o	Experience Leading Successful CEO Succession Processes: When he was CEO, Mr. Kneeland carefully developed internal succession candidates, and in 2019 he successfully transitioned the United Rentals CEO role to COO Matthew Flannery. Since Mr. Flannery became CEO, United Rentals’ stock has returned 4.2x, or 36% annualized, continuing the company’s strong track record of value creation.[9]

o	Experience Working with Founders of Successful Businesses: United Rentals was initially led by its founders in the first six years of the company’s existence. Mr. Kneeland had extensive experience working with these founders while he was in a senior leadership position.

o	Notable Leadership Roles: Mr. Kneeland currently serves as Chair of Maxim Crane Works and as a director on the board of American Tire Distributors, Inc. In 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics.

•	Glenn Chamandy (Canadian Citizen), Co-Founder and Former Chief Executive Officer of Gildan, has a strong record of value creation, an unrivaled understanding of Gildan’s low-cost vertically integrated apparel manufacturing business model, and experience leading a complex global business. His experience is highly relevant given his role as Gildan’s CEO for almost 20 years.

o	Strong Record of Value Creation: Mr. Chamandy has over 40 years of experience leading Gildan, with almost 20 years of experience serving as CEO. From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in earnings-per-share. During this time, Gildan’s stock returned 99x, or a nearly 20% annualized return, outperforming all of Gildan’s competitors, many of which were forced to exit Gildan’s market or were acquired by Gildan.[10] Even through a challenging economic environment, Mr. Chamandy enhanced market share and grew EPS at Gildan by 54% in the past four years.[11]

o	Unrivaled Understanding of Gildan’s Low-Cost Vertically Integrated Apparel Manufacturing Business Model: Mr. Chamandy devoted his entire career to building Gildan into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years.[12] Much of Gildan’s success can be attributed to the low-cost position, which Mr. Chamandy architected and maintained for decades.

o	Experience Leading a Complex Global Business: Mr. Chamandy oversaw Gildan’s growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of Gildan’s operations into Central America and Bangladesh.

o	Notable Leadership Roles: In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation, through funding areas such as health and wellness, education, poverty, research, and the environment.

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•	Michener Chandlee (U.S. Citizen), Former Chief Risk Officer for NIKE, Inc. (NYSE: NKE), Former Chief Financial Officer of Fanatics Commerce, formerly Fanatics Inc., and Current Chief Financial Officer of WHOOP, is a world-class finance leader with an exceptional record of value creation in apparel businesses with complex global supply chains. His experience is highly relevant given his understanding of mass market apparel and global supply chains in contrast to the Gildan Board which has no mass market apparel experience.

o	Extensive Expertise in Apparel and in Complex Global Supply Chains: Mr. Chandlee has over two decades of experience as a key finance leader managing complex global supply chains at NIKE, Inc. (“Nike”) and Fanatics, Inc. (“Fanatics”), both of which are large customers of Gildan. Mr. Chandlee spent 18 years at Nike, the $159 billion USD enterprise value global athletic footwear and apparel company, most recently as the Vice President of Corporate Audit and Chief Risk Officer from 2016 to 2019.[13] At Nike he also held various senior global roles, including Chief Financial Officer of Nike business units including Mexico, Golf, Emerging Markets, North America, and Global Brands and Marketplace. Mr. Chandlee also served as Chief Financial Officer of Fanatics Commerce. Fanatics is a $31 billion USD enterprise value digital sports platform that manufactures and sells licensed sports gear, hard goods, and apparel.[14] Mr. Chandlee has an understanding of Gildan’s business model given Nike’s and Fanatics’ commercial partnerships with Gildan. Mr. Chandlee’s extensive experience managing complex global supply chains and his knowledge of Gildan as a major customer would be highly relevant to the Gildan Board.

o	Exceptional Record of Value Creation in Consumer Businesses: During Mr. Chandlee’s nearly four-year tenure at Fanatics, the company’s enterprise value increased nearly 7x from $4.5 billion USD to $31 billion USD.[15] During Mr. Chandlee’s 18-year tenure at Nike, the stock returned 16x or 16% annually, while the company’s revenue increased by 4x and EBITDA increased by nearly 5x.[16]

o	Experience Working with Founders of Highly Successful Businesses: Mr. Chandlee has worked with the boards and board committees of large-scale public and private companies that were led by highly successful founders including Nike, Fanatics, and WHOOP.

•	Ghislain Houle (Canadian Citizen), Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. (TSX: CNR), has extensive experience working in a large-scale and operationally complex business, has a strong track record of value creation, and has significant financial and capital allocation expertise. His experience is highly relevant given the operational complexity of Gildan’s business and the need for value creation expertise on the Board.

o	Significant Experience Leading a Large Scale and Operationally Complex Business: Mr. Houle currently serves as Executive Vice-President and Chief Financial Officer of Canadian National Railway (“Canadian National”), a $94 billion USD enterprise value business based in Montreal, and the fourth largest business in Canada by market capitalization.[17] He has over 26 years of experience at the company, having originally joined in 1997. Canadian National is Canada’s largest railway, operating a nearly 20,000-mile rail network serving Canada and the Midwestern and Southern United States. The company employs nearly 25,000 people and delivers nearly 6 million carloads of freight annually. Mr. Houle has a deep understanding of supply chains and operational experience in the railroad industry and extensive experience in financing, financial planning, strategy, mergers & acquisitions, and implementation of enterprise-wide data software systems.

o	Strong Record of Value Creation Over Nearly Three Decades: During Mr. Houle’s total tenure at Canadian National from 1997 to today, the company’s stock has returned 45x or 16% annualized.[18] During Mr. Houle’s tenure as Chief Financial Officer from July 2016 to today, the Company’s market capitalization grew by nearly $35 billion USD.[19] Over this same time period, Canadian National has grown revenue nearly 40% and grown free cash flow per share by nearly 65%.[20]

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o	Significant Financial and Capital Allocation Expertise: As Chief Financial Officer, Mr. Houle has responsibility for financial management, planning, and reinvestment, among other responsibilities. Cumulatively over the past 7.5 years, Canadian National has generated approximately $17 billion USD in free cash flow, invested approximately $16 billion USD in capital expenditures, repurchased approximately $11 billion worth of shares, and paid out nearly $9 billion USD in dividends.[21] Mr. Houle has also played a leading role on Canadian National’s Audit Committee during his CFO tenure.

•	Mélanie Kau (Canadian Citizen), Chair of the Human Resources and Corporate Governance Committee and former Lead Director of Alimentation Couche-Tard Inc. (TSX: ATD), has extensive experience working with the founders of highly successful businesses and has led multiple successful CEO succession plans. Her experience is highly relevant given the recently mishandled and abrupt CEO transition overseen by Gildan’s Board.

o	Extensive Experience Working with Founders of Highly Successful Businesses: Since 2006, Ms. Kau has served as a board director of Alimentation Couche-Tard Inc. (“Couche-Tard”), a $67 billion USD enterprise value global convenience store operator based in Laval, Canada with over $68 billion USD of revenue and nearly $6 billion USD of EBITDA.[22] Couche-Tard employs 128,000 people and operates over 14,400 convenience stores spanning 25 countries all across the world.[23] She is currently the Chair of the Human Resources and Corporate Governance Committee and was previously Lead Director from 2017 to 2022. During Ms. Kau’s tenure, the company’s revenue and earnings per share have grown 7x and 18x, respectively, while its stock has returned 23x, or 21% annualized.[24]

Ms. Kau is also Chair of Aéroports de Montréal, the private operator of Trudeau International Airport (“YUL”) and Mirabel International Airport (“YMX”). YUL is Canada’s third largest and busiest airport serving over 20 million passengers annually. Ms. Kau served as Chair of Governance and Human Resources Committee and worked with the founding management team. During Ms. Kau’s tenure, the business has increased revenue 1.9x and EBITDA 2.2x.25

o	Successful Record of Managing CEO Succession in Founder-Led Companies: As the Chair of Couche- Tard’s Human Resources and Corporate Governance Committee, Ms. Kau was responsible for the CEO transition in 2014 from the company’s CEO and founder Alain Bouchard, who generated a 92x total return, to COO Brian Hannasch.[26] The transition was highly successful; since Mr. Hannasch’s appointment as CEO, Couche-Tard’s stock has returned 4.8x, or 18% annualized.[27] Ms. Kau also led the most recent CEO succession at Aéroports de Montréal in 2023 which resulted in an external hire.

o	Notable Executive and Leadership Experience: Ms. Kau is the Chair and former President of Mobilia Ltd., an independent family-owned retailer in Quebec, where she was President from 1995 to 2011. Ms. Kau also served as the Co-President of Le Naturiste Inc. from 2012 to 2015, a retail chain located in Quebec. Ms. Kau has received several accolades for her business acumen and entrepreneurship, including Canada’s Top 40 under 40 and the John Molson School of Business Award of Distinction.

•	Peter Lee (U.S. Citizen), Co-Founder and Partner of Browning West, possesses extensive financial and capital allocation acumen, experience leading public company CEO searches, and brings substantial alignment with shareholders given that Browning West is one of Gildan’s largest long-term shareholders. His experience is highly relevant given the current Board has recently taken actions that have destroyed substantial value for shareholders.

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o	Extensive Financial and Capital Allocation Acumen and Prior Public Company Board Experience: Mr. Lee is a Partner and Co-Founder of Browning West, where he plays a leading role in investment research and capital allocation. Mr. Lee previously served on the board of Countryside Partnerships plc (“Countryside”), and he played a leading role in enabling the merger of Countryside and Vistry Group plc to create the largest homebuilder by volume in the U.K.[28] Prior to joining Browning West, Mr. Lee worked at Criterion Capital Management, Grey Mountain Partners, and Lazard.

o	Experience Leading Public Company CEO Searches: The Partners of Browning West have co-led seven CEO or Chair searches at public companies, including co-leading a CEO search to resolve a weak succession plan at Countryside Properties plc, where Mr. Lee served as a director. If appointed to Gildan’s Board, Mr. Lee would harness all of Browning West’s resources to assist Gildan with succession planning and other matters.

o	Strong Alignment with Shareholders: If elected to the Board, Mr. Lee would bring a shareholder perspective and strong alignment to the boardroom, considering Browning West is one of Gildan’s top long-term shareholders. Mr. Lee has been deeply involved in the firm’s investment in Gildan, having conducted 46 meetings with senior leadership and multiple visits to the Company’s manufacturing sites.

•	Karen Stuckey (U.S. Citizen), Former Senior Vice President at Walmart Inc. (NYSE: WMT), has extensive experience in apparel, led large-scale businesses with an international presence, and operated within a low-cost business model. Her experience is highly relevant given Gildan’s low-cost business model and the fact that no current Gildan directors have mass market apparel experience.

o	Extensive Expertise in Apparel, Including Private Label: Ms. Stuckey has nearly two decades of experience as a senior leader at Walmart Inc. (“Walmart”), most recently as Senior Vice President, Private Brand within the General Merchandise segment. In this role, Ms. Stuckey led the development of Walmart’s private label strategy across more than 100 verticals, including apparel. It is noteworthy that she was responsible for introducing Gildan private label products at Walmart. Ms. Stuckey also served as President of the Casualwear Division of Hanesbrands Inc. (NYSE: HBI) from 2000 to 2004, which was a competitor to Gildan at the time.[29] These experiences are highly relevant as she can provide both a competitor’s and customer’s perspective on Gildan and would be the first member of the Board with direct mass market apparel product knowledge.

o	Experience Operating Businesses of Significant Scale: Ms. Stuckey oversaw a segment with over $40 billion USD in annual revenues with full P&L responsibility and led the development of strategy and operational execution. Walmart operates more than 10,500 retail stores across 24 countries and is the world’s largest private employer.

o	Experience Operating Internationally with a Global Supply Chain: Ms. Stuckey oversaw global operations with a sourcing budget of over $20 billion USD and a supply chain across multiple continents. Ms. Stuckey has direct experience working in countries in which Gildan operates throughout Central America and Asia.

o	Operated Within a Low-Cost Business Model: During a nearly two-decade career at Walmart, Ms. Stuckey was steeped in a culture and operating model that emphasized the importance of low-cost operations. The success of Walmart’s low-cost model is widely considered one of the great case studies in long-term value creation.

•	J.P. Towner (Canadian Citizen), Former Chief Financial Officer of Dollarama Inc. (TSX: DOL) and Current Chief Financial Officer of RONA inc., has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results. His experience is highly relevant given Gildan’s focus on vertical integration and maintaining a low-cost advantage.

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o	Experience in Vertically Integrated Businesses Focused on Value-Oriented Consumer Products: Mr. Towner is the former Chief Financial Officer of Dollarama Inc. (“Dollarama”), a $23 billion USD enterprise value vertically integrated retailer focused on value-oriented products based in Canada. Dollarama is vertically integrated through sourcing, distribution, and retail and focuses on delivering the best value to its customers in Canada, which is highly relevant to Gildan’s own vertically integrated and low-cost business model. In addition to its Canadian operations, Dollarama also operates a highly successful multi-national strategy across four countries in Central and South America. During Mr. Towner’s tenure, Dollarama’s revenue grew at nearly 14% annually and earnings per share grew at nearly 25% annually. These strong operating results underpinned a total return of 84% and an annualized return of 27% for Dollarama’s stock during Mr. Towner’s tenure.[30]

o	Track Record of Delivering Strong Financial Results: Mr. Towner is a seasoned finance executive with more than 15 years of experience in corporate and financial strategy, capital markets, and risk management. As Chief Financial Officer of Dollarama, Mr. Towner contributed to a highly successful capital allocation strategy and returned significant value to shareholders; in addition, he was instrumental in improving Dollarama’s EBITDA margins. He currently serves as the Chief Financial Officer of RONA inc. (“RONA”), one of Canada's leading home improvement retailers, currently owned by a private equity firm. RONA generated over $5 billion USD in revenue in 2022, operating or servicing 425 corporate and affiliated dealer stores with a team of 22,000 employees.[31] Mr. Towner also spent five years as Executive Vice-President and Chief Financial Officer of Pomerleau Inc. (“Pomerleau”), one of the largest construction companies in Canada, which generated nearly $2.4 billion USD in revenue in 2021.[32] During his tenure, he contributed to increasing the revenue and profitability of Pomerleau’s operations by 3x and 5x, respectively. Additionally, Mr. Towner spent nearly 10 years with BMO Capital Markets.

o	Experience Working with Founders of Highly Successful Businesses: Mr. Towner has worked extensively with independent board members and board committees of public and private companies, as well as representatives from the founding families of Dollarama and Pomerleau.

We have urged the Board to refrain from taking further entrenchment actions and not employ tactics to unreasonably delay the Special Meeting. Any delay tactics will be a clear sign of further entrenchment, continued disregard for shareholders, and will increase the damage currently being inflicted on the Company and its stakeholders.

Sincerely,

Usman S. Nabi	Peter M. Lee

***

No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company, any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

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Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and Longacre Square Partners is serving as strategic advisor to Browning West. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

Contacts

Browning West

info@browningwest.com 310-984-7600

Longacre Square Partners

Charlotte Kiaie / Scott Deveau, 646-386-0091

browningwest@longacresquare.com

Carson Proxy

Christine Carson, 416-804-0825

christine@carsonproxy.com

1 Bloomberg market data as of January 8, 2024 and represents total return relative to the Russell 2000 index since December 8, 2023. Loss in market value calculated as difference between Gildan market capitalization assuming same performance as Russell 2000 since December 8, 2023 vs. Gildan actual return through January 8, 2024.

2 Adjusted EPS growth measured from FY2019 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.

3 Revenue and Adjusted EPS growth measured from FY2015 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.

4 Bloomberg market data as of January 8, 2024. FY2023E consensus USD revenue and EBITDA estimates for United Rentals.

5 Bloomberg. Represents total return and change in market capitalization from June 4, 2007 to January 8, 2024.

6 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019).

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7 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019). Represents change in revenue, EBITDA, and free cash flow per share from 2007 to 2019.

8 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2023). Margin expansion represents operating margins from 2007 to 2023 based on Company EBITDA guidance and Bloomberg consensus estimates for D&A as of January 8, 2024.

9 Bloomberg. United Rentals total return from May 8, 2019 to January 8, 2024.

10 Bloomberg market data as of January 8, 2024 and represents total return since June 17, 1998 IPO through December 8, 2023. Adjusted EPS CAGR measured from FY1998 through FY2023 from Gildan Annual Report and Gildan FY2023 guidance.

11 Adjusted EPS growth measured from FY2019 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.

12 Gildan 2022 Investor Day and 2022 Annual Report.

13 Bloomberg market data as of January 8, 2024.

14 $31 billion USD enterprise value as of last funding round in December 2022 sourced from The Wall Street Journal article, “Fanatics Hits $31 Billion Valuation in Latest Funding Round,” from December 6, 2022.

15 $4.5 billion USD enterprise value as of September 2019 per CNBC article, “Fanatics hires Nike exec as CFO; business is targeting over $2.5 billion in sales this year”, from September 17, 2019.

16 Bloomberg. Nike total return from December 29, 2000 to September 17, 2019.

17 Bloomberg market data as of January 8, 2024.

18 Bloomberg. Represents total return from August 29, 1997 to January 8, 2024.

19 Bloomberg. Represents change in market capitalization from June 30, 2016 to January 8, 2024.

20 Canadian National Annual and Quarterly Reports (FY2016 Q2 to FY2023 Q3 Report).

21 Canadian National Annual and Quarterly Reports (FY2016 Q2 to FY2023 Q3 Report).

22 Bloomberg market data as of January 8, 2024. Couche-Tard revenue and EBITDA represent October 2023 last twelve month figures in USD.

23 Couche-Tard FQ2 2024 Investor Presentation.

24 Bloomberg. Represents total return of Couche-Tard from June 4, 2007 to January 8, 2024.

25 Aéroports de Montréal annual and quarterly financial press releases from 2013 to 2023.

26 Bloomberg. Represents total return from September 12, 1988 to September 24, 2014.

27 Bloomberg. Represents total return from September 24, 2014 to January 8, 2024.

28 Vistry Group plc is projected to be the largest U.K. homebuilder by volume in FY2024 based on Bloomberg consensus estimates as of January 8, 2024.

29 Hanesbrands Inc. was a division of Sara Lee Corporation during Ms. Stuckey’s tenure prior to its spin-off in 2006. Prior to becoming President of the Casualwear Division, Ms. Stuckey served as President of Just My Size Company within Hanesbrands Inc. from 1997 to 2000.

30 Dollarama Annual and Quarterly Reports (FY2021 to October 2023 LTM). Dollarama total return from March 1, 2021 to September 12, 2023.

31 RONA website – “News” section.

32 Pomerleau 2021 Annual Report. Assumes an average USD to CAD foreign exchange rate of 1.2535.

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